15025755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 16 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decosimo Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 900 - Tallan Financial Center, Two Union Square
(No. and Street)

Chattanooga (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.Thomas Decosimo (423-756-0471)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road (Address) Knoxville (City) TN (State) 37932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NV 4/2/2015

OATH OR AFFIRMATION

I, J. Thomas Decosimo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decosimo Corporate Finance, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Thomas Decosimo

Signature

CEO

Title

Notary Public

PAMELA RICHIE LEE STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

Exp. 3/22/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECOSIMO CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

December 31, 2014

DECOSIMO CORPORATE FINANCE, LLC
TABLE OF CONTENTS
December 31, 2013

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decosimo Corporate Finance, LLC

We have audited the accompanying financial statements of Decosimo Corporate Finance, LLC (the "Company") (a Tennessee corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 25, 2015

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$ 75,809
Accounts receivable	57,885
Computer equipment, at cost, less accumulated depreciation of $ 3,000	–
Other assets	5,724
Total Assets	$ 139,418

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 7,366
Total Liabilities	7,366
Members' Equity	132,052
Total Liabilities and Members' Equity	$ 139,418

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

Revenues	
Investment banking	$ 3,503,504
Registered representative fee	29,940
Total Revenues	3,533,444
Expenses	
Advertising and promotion	270
Accounting and auditing fees	7,250
Business Development	16,330
Cell phone	660
Compliance – FINRA	5,546
Computer and internet expenses	2,789
Consulting	3,034,559
Dues and subscriptions	10,031
Insurance Expense	5,022
Licenses – FINRA	8,498
Miscellaneous expense	1,339
Parking	648
Political contributions	374
Professional fees	278,039
Reimbursable Expenses	16,073
Rent expense	15,267
Equipment rental	1,649
Secretarial reimbursement	15,780
SIPC assessment	11,232
Taxes and licenses	527
Telephone expense	1,950
Travel and entertainment expense	1,907
Total Expense	3,435,740
Income from Operations	97,704
Other Income	
Interest	432
Net Income	$ 98,136

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2014

	J.T. Decosimo	D.M. Costello	B.A. McDade	Total
Members' Equity, January 1, 2014	$ 58,916	$ 7,823	$ 12,177	$ 78,916
Distributions	(40,000)	(5,000)	–	(45,000)
Net income	77,427	10,893	9,816	98,136
Members' Equity, December 31, 2014	$ 96,343	$ 13,716	$ 21,993	$ 132,052

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash Flows From Operating Activities	
Net Income	$ 98,136
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in accounts receivable	(48,339)
(Increase) in other assets	(4,036)
Increase in accrued expenses	6,862
Net cash provided by operations	52,623
Cash Used From Investing Activities	
Distributions to Members	(45,000)
Increase in Cash and Cash Equivalents	7,623
Cash and Cash Equivalents at Beginning of Year	68,186
Cash and Cash Equivalents at End of Year	$ 75,809

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1. Form of Organization and Principal Business Activity

Company Decosimo Corporate Finance, LLC is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC).

Note 2. Summary of Significant Accounting Policies

Basis of Accounting The Company accounts for revenue and expenses on an accrual basis.

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $270 for the year ended December 31, 2014.

Property and Equipment Computer equipment and software, based on a three year life, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets.

Income Taxes The Company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2011, 2012, 2013 and 2014 are subject to audit by relevant state and federal taxing authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2014 and 2013, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Concentration of Risk The Company received substantially all of its revenue during 2014 approximately 10 clients. Except for fees from affiliated registered representatives, substantially all of the Company's revenue is project based and is not a recurring source of revenue.

Note 3. Related Party Transactions

The Company reimburses a company, where two of the members are principals, for secretarial, consulting, analyst and other services. The company also leases office space to the Company under a sublease on a month to month basis. The Company reimbursed the company $33,390, which included $12,485 for office rent, a month-to-month agreement. The Company also paid the company $278,039 for professional services.

Note 4. Contingency

In December of 2009 the Company successfully represented a client in the sale of their business. Part of the consideration paid to the client was a $ 4.75 million 10% subordinated note from the acquirer with only interest paid quarterly and the entire balance due in December 2015. As part of the fee arrangement between the client and the Company, as documented in the engagement letter, the Company is entitled to 10% of whatever funds the client is paid from the acquirer. The Company recognizes the income as it is received. There is no receivable recorded on the statement of financial position.

Note 5. Date of Management Review

For the year ended December 31, 2014, the Company has evaluated subsequent events for potential recognition and disclosure through February 25, 2015, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

DECOSIMO CORPORATE FINANCE, LLC

SUPPLEMENTARY INFORMATION

December 31, 2014

DECOSIMO CORPORATE FINANCE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Net Capital	$ 132,052
Members' equity allowable for net capital	
Other (deductions) or allowable credits:	
Deductions and/or charges:	
Non-allowable assets:	
Receivables from Non Customers	57,885
Net capital before haircuts on securities positions	74,167
Haircuts on securities:	
Trading and investment securities	–
Net Capital	$ 74,167
Aggregate Indebtedness	$ 7,366
Computation of Basic Net Capital Requirement	
Minimum net capital	$ 491
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 69,167
Net capital less 120% of minimum dollar net capital requirement	$ 68,167
Percentage of aggregate indebtedness to net capital	9.93 %
Percentage of debt to equity	5.58 %

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RODEFER MOSS & CO, PLLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decosimo Corporate Finance, LLC

We have reviewed management's statements, included in assertions made in Part 11A of the Company's Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) Decosimo Corporate Finance, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 25, 2015

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
of Decosimo Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Decosimo Corporate Finance, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 25, 2015

Decosimo Corporate Finance, LLC

Decosimo Corporate Finance, LLC (DCF) claims an exemption from 17 C.F.R ss 240.15c3-3. DCF met that exemption provision throughout the fiscal year ended December 31, 2014 without exception.

J. Thomas Decosimo

CEO